                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               CNET Networks, Inc.

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share

                         (Title of Class of Securities)

                                   125945-10-5

                                 (CUSIP Number)

                RONALD FISHER                          STEPHEN A. GRANT, ESQ.
             SOFTBANK HOLDINGS INC.                     SULLIVAN & CROMWELL
              1188 CENTRE STREET                         125 BROAD STREET
           NEWTON CENTER, MA  02459                     NEW YORK, NY  10004
                (617) 928-9300                             (212) 558-4000

       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                           ----------------

        (Date of Event which Requires Filing of this Statement)

If a filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the  Commission.  See Rule  13d-1(a) for other  parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                         (continued on following pages)

CUSIP NO. 125945-10-5                   13D                   PAGE 2 OF 20 PAGES

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             SOFTBANK America Inc.

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]

  3       SEC USE ONLY

  4       SOURCE OF FUNDS
                                   00

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware

     NUMBER OF          7     SOLE VOTING POWER

      SHARES
                        8     SHARED VOTING POWER
    BENEFICIALLY              24,329,094

     OWNED BY           9     SOLE DISPOSITIVE POWER

       EACH
                        10    SHARED DISPOSITIVE POWER
     REPORTING                24,329,094

   PERSON WITH
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                         24,329,094

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [X]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.1%

   14     TYPE OF REPORTING PERSON
                           HC, CO

*   See Item 6.

CUSIP NO. 125945-10-5                   13D                   PAGE 3 OF 20 PAGES

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             SOFTBANK Holdings Inc.

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]*

  3       SEC USE ONLY

  4       SOURCE OF FUNDS
                                   AF

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware

     NUMBER OF          7     SOLE VOTING POWER

      SHARES
                        8     SHARED VOTING POWER
    BENEFICIALLY              24,329,313

     OWNED BY           9     SOLE DISPOSITIVE POWER

       EACH
                        10    SHARED DISPOSITIVE POWER
     REPORTING                24,329,313

   PERSON WITH
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                         24,329,313

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [X]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.1%

   14     TYPE OF REPORTING PERSON
                           HC, CO

*   See Item 6.

CUSIP NO. 125945-10-5                   13D                   PAGE 4 OF 20 PAGES

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             SOFTBANK Corp.

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]*

  3       SEC USE ONLY

  4       SOURCE OF FUNDS
                                   AF

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Japan

     NUMBER OF          7     SOLE VOTING POWER

      SHARES
                        8     SHARED VOTING POWER
    BENEFICIALLY              24,329,313

     OWNED BY           9     SOLE DISPOSITIVE POWER

       EACH
                        10    SHARED DISPOSITIVE POWER
     REPORTING                24,329,313

   PERSON WITH
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                         24,329,313

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [X]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.1%

   14     TYPE OF REPORTING PERSON
                           HC, CO

*   See Item 6.

CUSIP NO. 125945-10-5                   13D                   PAGE 5 OF 20 PAGES

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Masayoshi Son

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]*

  3       SEC USE ONLY

  4       SOURCE OF FUNDS
                                   AF

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware

     NUMBER OF          7     SOLE VOTING POWER

      SHARES
                        8     SHARED VOTING POWER
    BENEFICIALLY              24,329,313

     OWNED BY           9     SOLE DISPOSITIVE POWER

       EACH
                        10    SHARED DISPOSITIVE POWER
     REPORTING                24,329,313

   PERSON WITH
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                         24,329,313

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [X]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.1%

   14     TYPE OF REPORTING PERSON
                          IN

*   See Item 6.

CUSIP NO. 125945-10-5                                         PAGE 6 OF 20 PAGES

     The Reporting Persons (as defined below) hereby amend, supplement and restate in its entirety the Statement on Schedule 13D previously filed by them with respect to the Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by them.

Item 1. Security and Issuer.

     This  Statement  on  Schedule  13D relates to the common  stock,  par value
$0.0001 per share (the  "Common  Stock"),  of CNET  Networks,  Inc.,  a Delaware
corporation (the "Issuer").  The principal  executive  offices of the Issuer are located at 150 Chestnut Street, San Francisco, California 94111.

Item 2. Identity and Background.

     Softbank America Inc. ("SB America"),  a Delaware corporation,  is a wholly owned  subsidiary of SOFTBANK  Holdings Inc.  ("SBH"),  a Delaware  corporation, which is a wholly owned  subsidiary of SOFTBANK Corp.  ("Softbank"),  a Japanese corporation,  which, as of September 8, 2000, was approximately  38.27% owned by
Mr. Masayoshi Son, a Japanese citizen. SB America, SBH, Softbank and Mr. Son are referred  to herein as  "Reporting  Persons".  Presently,  Mr.  Son's  principal occupation is president and chief executive  officer of Softbank.  The principal business  of each of SB  America  and SBH is to serve as a holding  company  for operations and  investments of Softbank.  The business  address of SB America is
300 Delaware  Avenue,  Suite 900,  Wilmington,  DE 19801;  of SBH is 1188 Centre
Street,  Newton  Center,  MA 02459;  and of Softbank and Mr. Son is c/o SOFTBANK
Corp., 24-1  Nihonbashi-Hakozakicho,  Chuo-Ku, Tokyo 103-8501, Japan. Softbank's
principal  businesses  include the  provision of  information  and  distribution
services  and  infrastructure  for  the  digital   information   industry,   the
distribution  of computer  software and network  products and the publication of
Japanese computer technology magazines.

     None of the Reporting Persons,  nor, to the best knowledge and belief of SB
America,  SBH and Softbank,  any of such entities' respective executive officers or  directors,  has  during the last five  years  been  convicted  in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or has been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Annexes A-1,  A-2 and A-3 hereto set forth with  respect to each  executive officer  and  director  of SB  America,  Softbank  and  SBH,  respectively,  the following  information:  (i) name,  (ii)  residence or business  address,  (iii)
present principal  occupation or employment and the name, principal business and address of any  corporation or other  organization  in which such  employment is conducted and (iv) citizenship.

CUSIP NO. 125945-10-5                                         PAGE 7 OF 20 PAGES

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds for the shares of Common Stock to which this
Statement  relates was 71,620,000  shares of Ziff-Davis,  Inc. Z-D Common Stock, par value $0.01 per share ("ZD Common  Stock").  Such shares of Z-D Common Stock were exchanged for the shares of Common Stock to which this Statement relates in accordance with the Agreement and Plan of Merger (the "Merger Agreement"), dated
as  of  July  19,  2000,  among  Ziff-Davis  Inc.  ("Ziff-Davis"),   a  Delaware
corporation,  the Issuer and TD Merger  Sub,  Inc.  ("Merger  Sub"),  a Delaware
corporation  and a wholly  owned  subsidiary  of the  Issuer,  pursuant to which
Ziff-Davis  became a wholly  owned  subsidiary  of the Issuer (the  "Merger") on
October 17, 2000 (the "Effective Time").

Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the Common Stock by the Reporting Persons was for  investment,  subject to the  Stockholder  Agreement  (the  "Stockholder
Agreement"),  dated as of July 19,  2000,  among  the  Issuer,  SB  America  and
Softbank,  which is described in Item 6 below, and to accomplish the acquisition of  Ziff-Davis  by the  Issuer  as  contemplated  by the  Merger  Agreement.  In accordance  with the terms of the  Merger  Agreement,  each  share of Z-D Common
Stock owned by the  Reporting  Persons at the  Effective  Time was exchanged for
0.3397  of a share of  Common  Stock.  As a result  of the  consummation  of the
Merger,  SB America  directly  owns 18.1% of the issued and  outstanding  Common
Stock and SBH, Softbank and Mr. Son have beneficial ownership of that percentage of such Common Stock.

     Pursuant  to  the  terms  of  the  Merger  Agreement  and  the  Stockholder
Agreement,  SB America  has the right to  designate  one  nominee,  who shall be reasonably  acceptable to the Board of Directors (the "Board") of the Issuer, to
stand for election to the Board. Also pursuant to the Merger  Agreement,  if the
Board is expanded from eight to nine Directors prior to the first anniversary of the  Effective  Time,  one  vacancy  on the Board  will be filled by a  designee appointed  by the  Board  who is  reasonably  acceptable  to SB  America.  For a description of the Stockholder Agreement, see Item 6 below.

     As a condition  to the  Issuer's  entering  into the Merger  Agreement,  SB
America entered into the Voting Agreement,  dated as of July 19, 2000, among the
Issuer, SB America and Merger Sub, pursuant to which SB America voted the shares of Z-D Common  Stock that it owned for  approval of the Merger  Agreement at the
Special  Meeting of the  Stockholders of Ziff-Davis that was held on October 13,
2000 for the purpose of voting on approval the Merger Agreement.

CUSIP NO. 125945-10-5                                         PAGE 8 OF 20 PAGES

     Each Reporting Person expects to evaluate on an ongoing basis the financial condition,  business operations and prospects, market price of the Common Stock, conditions  in  securities  markets  generally,  general  economic  and industry conditions and other factors.  Accordingly,  each Reporting  Person reserves the right to change its plans and  intentions at any time, as it deems  appropriate.
In  particular,  each  Reporting  Person may, at any time and from time to time:
acquire  additional  shares  of  Common  Stock  or  securities   convertible  or
exchangeable for Common Stock;  dispose of shares of Common Stock;  and/or enter
into   privately   negotiated   derivative   transactions   with   institutional
counterparties  to hedge the market risk of some or all of its  positions in the
Common Stock. Any such transactions may be effected at any time and from time to time  through  open  market  purchases,  one or more  tender  offers,  privately negotiated  transactions  or otherwise,  subject in each case to any  applicable limitations of the Securities  Act of 1933, as amended (the  "Securities  Act"), and the contractual  restrictions described in Item 6 below. To the knowledge of each  Reporting  Person,  each of the persons listed on Annexes A-1, A-2 and A-3 hereto may make the same evaluation and reserves the same rights.

     The Reporting Persons view their  relationship with the Issuer as strategic and intend to actively  support the business  strategies  developed by the Board and  to  bring  to  the  Issuer's  attention  business  transactions,  including extraordinary corporate transactions,  that the Reporting Persons believe may be of interest to the Issuer. These transactions could involve potential changes in the Board,  management,  capitalization,  dividend policy, business or corporate structure,  charter, by-laws or instruments  corresponding thereto of the Issuer and other matters that could arise in material business transactions.

     As of the  date of the  filing  of this  Statement,  none of the  Reporting
Persons,  nor, to the best knowledge and belief of SB America, SBH and Softbank, any of such entities' respective executive officers or directors,  has any other plan  or  proposal  which  relates  to or  would  result  in any of the  actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     The percentage  interest held by the Reporting  Persons  presented below is based on the  number of shares of Common  Stock  reported  by the  Issuer to the
Reporting  Persons as outstanding at the Effective Time,  after giving effect to the issuance of shares of Common Stock pursuant to the Merger Agreement.

CUSIP NO. 125945-10-5                                         PAGE 9 OF 20 PAGES

     SB America is a wholly  owned  subsidiary  of SBH,  which is a wholly owned subsidiary of Softbank.  Mr. Son is the President and Chief Executive Officer of
Softbank and owns an  approximately  38.27%  interest in Softbank.  Accordingly, securities  owned by SB America may be regarded as being owned  beneficially  by
SBH;  securities  owned by SBH may be regarded as being  owned  beneficially  by
Softbank;  and  securities  owned by  Softbank  may be  regarded  as being owned
beneficially  by  Mr.  Son.  Each  such  reporting   person  may  be  deemed  to
beneficially own 24,329,094 shares of Common Stock,  representing  approximately
18.1% of the shares of the Common Stock outstanding as of the Effective Time. In addition, SBH, Softbank and Mr. Son may be deemed to beneficially own 219 shares of Common Stock that are owned by SOFTBANK Kingston,  Inc., an affiliate of such
Reporting Persons.

     Each  Reporting  Person  shares  the power to vote or  direct  the vote and dispose or direct the disposition of the Common Stock beneficially owned by such
Reporting Person.

     In addition to the shares of Common Stock owned beneficially by the
Reporting Persons, the Reporting Persons understand that, as of the date of the filing of this Statement, Ronald D. Fisher, Vice Chairman and Director of SB
America, Vice Chairman of SBH and Director of Softbank, may be deemed to beneficially own 110,828 shares of Common Stock directly and 2,113 shares of
Common Stock indirectly. The Reporting Persons disclaim beneficial ownership of these shares of Common Stock. To the knowledge of the Reporting Persons, Mr.
Fisher has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock owned directly by him and shares the power to vote or direct the vote and shares the power to dispose or direct the disposition of the shares of Common Stock for which he has indirect beneficial ownership.

CUSIP NO. 125945-10-5                                        PAGE 10 OF 20 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

     In  connection  with the Merger,  SB America and Softbank  entered into the
Stockholder Agreement and SB America entered into two side letters (each a "Side
Letter"),  dated as of July 19, 2000,  one with Shelby Bonnie,  Chief  Executive
Officer of the  Issuer,  and one with  Halsey  Minor,  Chairman  of the Board of
Directors  of the Issuer.  Each such  agreement  made with respect to the Common
Stock is described in greater detail below.

         The Stockholder Agreement

     Pursuant to the  Stockholder  Agreement,  the Issuer  agreed to appoint one designee of SB America as a Director of the  Issuer,  subject to the  reasonable approval  of a  majority  of the  members of the Board.  Eric  Hippeau  has been appointed  to serve as SB America's  designee on the Board,  effective as of the
Effective  Time. SB America has the right to appoint one member,  or designate a nominee for election,  to the Issuer's Board, subject to the reasonable approval of a majority of the Board,  for as long as SB America and its  subsidiaries own at least 7.5% of the Issuer's  Common Stock. As long as SB America has the right to  designate  at least one nominee to the Board,  each  committee  of the Board
(other than the audit and compensation  committees and any committee established due to a SB America  conflict of interest)  shall at all times  include at least one designee of SB America.

     Subject to certain exceptions, during the standstill period described below
SB America, Softbank and each of their subsidiaries are restricted from:

     o    offering to acquire any  businesses  or assets of the Issuer  having a fair market value in excess of 10% of the Issuer's assets

     o    owning more than 20% of the Issuer's Common Stock

     o    making or  participating in any solicitation of proxies to vote Issuer voting securities

CUSIP NO. 125945-10-5                                        PAGE 11 OF 20 PAGES

     o    joining a group with respect to the  ownership or voting of any Issuer voting  securities,  other  than a group  that  consists  solely of SB
          America, Softbank or their direct or indirect subsidiaries

     o    financing  any third  party's  purchase  of voting  securities  of the
          Issuer

     o    proposing or assisting any person in connection with a merger or other change of control transaction relating to the Issuer

     o    nominating  any person as a Director  of the  Issuer  (other  than the
          Director  nominee to which SB America is entitled)  or  proposing  any matter to be voted on by the stockholders of the Issuer, or

     o    soliciting,  initiating or encouraging  any affiliate of SB America or
          Softbank to take any action that SB America or Softbank is  prohibited from taking.

     The  standstill  period  is  the  period  ending  on  the  earliest  of the following:

     o    October 17, 2004

     o    the date on which a change  of  control  of the  Issuer  occurs or the
          Issuer  enters into a definitive  agreement  providing for a change in control of the Issuer

     o    the date on  which a third  party  tender  offer  is  commenced  for a majority  of the  Issuer's  Common  Stock,  other  than an offer by SB
          America or Softbank or its affiliates, or

     o    the date on which SB  America or  Softbank  owns less than 7.5% of the
          Issuer's voting securities.

     The  standstill  period is subject to  reinstatement  if the  circumstances relating to a change in control of the Issuer or a third party  tender offer are no longer present and certain other conditions are satisfied.

     During the 180-day period after the Merger, SB America may not transfer any
Issuer Common Stock owned by it or enter into any hedging  transaction  relating to such stock other than transfers:

CUSIP NO. 125945-10-5                                        PAGE 12 OF 20 PAGES

     o    to a subsidiary  of SB America or Softbank  that agrees to be bound by the Stockholder Agreement

     o    with the consent of the Issuer

     o    pursuant to a third party tender offer that is either  recommended  by the Board or is not prohibited by any Issuer  stockholder rights plan,
          or

     o    pursuant to a merger,  consolidation  or  reorganization  to which the
          Issuer is a party.

     During the period  commencing on the 180-day  anniversary  of the Effective
Date and  ending on the  earlier  of  October  17,  2004 or the date on which SB
America or Softbank owns less than 7.5% of the Issuer's  voting  securities,  SB
America may not transfer Common Stock owned by it other than transfers:

     o    to a subsidiary of Softbank that agrees to be bound by the Stockholder
          Agreement

     o    with the consent of the Issuer

     o    pursuant to a third party tender offer that is either  recommended  by the Board or is not prohibited by any Issuer stockholder rights plan

     o    pursuant to a merger,  consolidation  or  reorganization  to which the
          Issuer is a party

     o    pursuant to Rule 144 or Rule 145 under the Securities  Act, as long as such  transfers  are not made to any  person  that would own more than
          7.5% of the Issuer's Common Stock. In addition, the amount of all such transfers in any  three-month  period cannot exceed 2.5% of the shares of the Issuer's  Common  Stock  outstanding  at the  beginning of that period, or

     o    in private sales not made through any securities exchange,  as long as the  purchaser is not acquiring the shares for resale and will not own more than 7.5% of the Issuer's Common Stock.

     Commencing on the six-month  anniversary  of the Effective Date and subject to certain  restrictions,  the Reporting Persons may make up to four demands for

CUSIP NO. 125945-10-5                                        PAGE 13 OF 20 PAGES

registration  under the  Securities Act of their shares of Common Stock for sale in underwritten  offerings. In addition,  subject to customary limitations,  the
Reporting  Persons  will have the right to require that their shares be included in other  underwritten  offerings of the Common  Stock.  The Issuer will pay all expenses related to any such registration other than underwriting  discounts and commissions  and  transfer  taxes,  if any. The Issuer will also  indemnify  the
Reporting Persons against various liabilities associated with such registration.

     The Side Letters

     Pursuant  to  Instructions  for  Cover  Page  (2) to  this  Statement,  the following  paragraph is a description of the  relationship  among SB America and
Messrs. Bonnie and Minor under the Side Letters but is not an affirmation by the
Reporting  Persons of the existence of a group for purposes of Section  13(d)(3)
or Section 13(g)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

     Pursuant to the  respective  Side  Letters  executed by Messrs.  Bonnie and
Minor,  each of Mr.  Bonnie and Mr. Minor have agreed that,  from the  Effective
Time until such time as SB America is no longer  entitled to designate a nominee to the Board pursuant to the Stockholder  Agreement,  he will vote the shares of the Issuer's voting securities that he owns in favor of the person designated by
SB America to stand for election to the Board,  in each election of the Board at which such a SB America designee is nominated for election.

     The  summary  descriptions  of  the  above  agreements  contained  in  this
Statement are qualified in their  entirety by reference to the complete texts of such  agreements,  which  are  filed as  exhibits  hereto  and  incorporated  by reference into this Item 6.

     Except as described in this Statement,  or in the exhibits hereto,  none of the Reporting Persons,  nor, to the best knowledge and belief of SB America, SBH and Softbank,  any of such entities' respective directors or executive officers, is a party to any other  contract,  arrangement,  understanding  or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1.   Stockholder  Agreement,  dated as of July 19,  2000,  among the Issuer,  SB
     America and  Softbank  (incorporated  by  reference  to Exhibit 99.2 of

CUSIP NO. 125945-10-5                                        PAGE 14 OF 20 PAGES

     the Current  Report on Form 8-K of the Issuer,  filed by the Issuer on July
     21, 2000 (File No. 000-20939)).

2.   Side  Letter,  dated as of July 19,  2000,  between  Shelby  Bonnie  and SB
     America.

3.   Side  Letter,  dated as of July  19,  2000,  between  Halsey  Minor  and SB
     America.

4.   Joint Filing Agreement.

5.   Powers of Attorney  (incorporated by reference to the Statement on Schedule
     13D filed by Softbank, Mr. Son and SOFTBANK Ventures,  Inc. on February 17,
     1998 with respect to the common stock of Concentric Network Corporation).

CUSIP NO. 125945-10-5                                        PAGE 15 OF 20 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: October 31, 2000

                                 SOFTBANK AMERICA INC.

                                 By:/s/ Stephen A. Grant
                                      Secretary

                                 SOFTBANK HOLDINGS INC.

                                 By:/s/ Stephen A. Grant
                                       Secretary

                                 SOFTBANK CORP.

                                 By:/s/ Stephen A. Grant
                                      Attorney-in-fact

                                 MASAYOSHI SON

                                 By:/s/ Stephen A. Grant
                                      Attorney-in-fact

CUSIP NO. 125945-10-5                                        PAGE 16 OF 20 PAGES

                                    ANNEX A-1

The name,  position  and  present  principal  occupation  of each  director  and executive officer of SB America is set forth below.

The  business  address for SB America  and each of the  executive  officers  and directors  listed below,  except Stephen A. Grant, is SOFTBANK America Inc., 300
Delaware  Avenue,  Suite 900,  Wilmington,  DE 19801.  The business  address for
Stephen A. Grant is 125 Broad Street, New York, New York, 10004.

All executive  officers and directors  listed below are United States  citizens, except Mr. Son, Hitoshi Hasegawa and Yoshitaka Kitao, who are citizens of Japan.

Name                    Position                  Present Principal Occupation

Masayoshi Son           Chairman and Director     President and Chief Executive
                                                  Officer of Softbank

Yoshitaka Kitao         Director                  Executive Vice President and
                                                  Chief Financial Officer of
                                                  Softbank

Ronald Fisher           Vice Chairman and         Vice Chairman of SBH
                        Director

Francis Jacobs          Vice President            Employed by Delaware Trust
                                                  Capital Management

Steven Murray           Treasurer                 Treasurer of SOFTBANK Capital
                                                  Partners Investment Inc.

Stephen A. Grant        Secretary                 Partner, Sullivan & Cromwell

CUSIP NO. 125945-10-5                                        PAGE 17 OF 20 PAGES

                                    ANNEX A-2

The name,  position  and  present  principal  occupation  of each  director  and executive officer of Softbank is set forth below.

The  business  address  of  Softbank  and  each of the  executive  officers  and directors listed below is Softbank Corp., 24-1 Nihonbashi-Hakozakicho,  Chuo-Ku,
Tokyo 103-8501, Japan.

All executive officers and directors listed below are Japanese citizens,  except
Ronald Fisher, who is a citizen of the United States.

Name                    Position                  Present Principal Occupation
Masayoshi Son           President,                President and Chief Executive
                        Chief Executive Officer   Officer of Softbank
                        and Director

Yoshitaka Kitao         Executive Vice            Executive Vice President and
                        President, Chief          Chief Financial Officer of
                        Financial Officer and     Softbank
                        Director

Ken Miyauchi            Executive Vice           President and Director of
                        President,               SOFTBANK Commerce Corp.
                        Software & Network
                        Products Division and
                        Director

Den Fujita              Director                 Director of Softbank; President
                                                 of McDonald's Co. (Japan), Ltd.

Kenichi Ohmae           Director                 Director of Softbank; President
                                                 of Ohmae & Associates

CUSIP NO. 125945-10-5                                        PAGE 18 OF 20 PAGES

Name                    Position                Present Principal Occupation
Jun Murai               Director                 Director of Softbank; Professor
                                                 at Keio University

Kazuhiko Kasai          Director                 Chairman, The Yasuda Trust and
                                                 Banking Co., Ltd.

Ronald Fisher           Director                 Vice Chairman of SBH

Mitsuo Sano             Full-Time                Corporate Auditor of Softbank
                        Corporate Auditor

Saburo Kobayashi        Corporate Auditor        Corporate Auditor of Softbank

Yasuharu Nagashima      Corporate Auditor        Corporate Auditor of Softbank

Hidekazu Kubokawa       Corporate Auditor        Corporate Auditor of Softbank

CUSIP NO. 125945-10-5                                        PAGE 19 OF 20 PAGES

                                    ANNEX A-3

The name,  position  and  present  principal  occupation  of each  director  and executive officer of SBH is set forth below.

The business  address for SBH and each of the  executive  officers and directors listed below, except Masayoshi Son, Yoshitaka Kitao,  Francis Jacobs and Stephen
A.  Grant,  is 1188 Centre  Street,  Newton  Center,  Massachusetts  02459.  The
business   address   for   Masayoshi   Son  and   Yoshitaka   Kitao   is   24-1,
Nihonbashi-Hakozakicho,  Chuo-ku,  Tokyo 103 Japan.  The  business  address  for
Francis Jacobs is 300 Delaware Avenue,  Suite 909,  Wilmington,  Delaware 19801.
The business  address for Stephen A. Grant is 125 Broad  Street,  New York,  New
York 10004.

Each executive officer and director listed below is an American citizen,  except for Masayoshi Son and Yoshitaka Kitao, each of whom is a citizen of Japan.

Name               Position                   Present Principal Occupation
Masayoshi Son      Chairman, President and    President and Chief Executive
                   Director                   Officer of Softbank

Yoshitaka Kitao    Director                   Executive Vice President and
                                              Chief Financial Officer of
                                              Softbank

Ronald D. Fisher   Vice Chairman              Vice Chairman of SBH
                   and Director

Francis Jacobs     Vice President             Employed by Delaware Trust
                   and Director               Capital Management

Stephen A. Grant   Secretary                  Partner, Sullivan & Cromwell

Steven Murray      Vice President and         Vice President and Treasurer of SBH
                   Treasurer

Louis DeMarco      Vice President - Tax       Vice President-Tax, SBH

Charles R. Lax     Vice President             Partner, SOFTBANK Technology
                                               Ventures Inc.